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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 AND 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of   January 2005

PORTRUSH PETROLEUM CORPORATION
(Name of Registrant)

1687 West Broadway #200, Vancouver, British Columbia   V6J 1X2
Executive Offices

1. Press Releases: 1/27/2005, 2/4/2005; and 3/13/2005

2. Audited Financial Statements for the Fiscal Year Ended 12/31/2004

3. Form 52-102F1: MD&A for Audited Yearend Financial Statements

4. Form 52-109FT2: CEO Certification of Annual Filings
                during Transition Period, dated 4/29/2005
    Form 52-109FT2: CFO Certification of Annual Filings
                during Transition Period, dated 4/29/2005

5. Notice of Meeting to be held 5/31/2005, dated 4/29/2005

6. Information Circular, dated 4/26/2005

7. Proxy Material

Indicate by check mark whether the Registrant files annual reports under cover of Form 20-F or Form 40-F. Form 20-F xxx   Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):   ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   ____

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under Securities Exchange Act of 1934. Yes ___   No xxx

SEC 1815 (09-05) **Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

<u>PORTRUSH PETROLEUM CORPORATION</u>
Vancouver, BC V6J 1X2
Tel 800 828 1866

TSX Symbol: PSH
Bulletin Board: PRRPF   January 27, 2005

Drilling at Mission River

Vancouver, B.C. Portrush Petroleum Corporation wishes to announce that developments are underway on the company's three oil and gas development projects.

Scanio/Shelton Well No. 9, Mission River, Texas

This well which will test several prospective oil and gas horizons commenced drilling at midnight Wednesday January 26th. At 7:00 AM this morning the well was drilling ahead at 455 feet and the drilling contractor was preparing to set surface casing. We anticipate reaching total depth within ten days.
A deep test on the property is under evaluation.

Lenox, Michigan

The operator has advised that drilling has been completed and testing of the prospective horizons is underway and will be completed within five days.

Cranberry/Botha, Alberta

The company is awaiting an evaluation from the operator regarding a re-entry or drilling of a new location in the company's Alberta project. We have been advised to expect an update on developments early next week.

Information on the company can be obtained by calling (800) 828 1866 or at
www.portrushpetroleum.com
The company relies on litigation protection for "forward looking statements".

ON BEHALF OF THE BOARD
/s/
M.Cotter
President
The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

TSX Symbol: PSH
Bulletin Board: PRRPF   February 4, 2005

Portrush drills new well at Mission River

Vancouver, B.C. Portrush Petroleum Corporation wishes to announce that developments are underway on the company's oil and gas development projects.

Scanio/Shelton Well No. 9, Mission River, Texas

This well commenced drilling at midnight Wednesday January 26th. and has already encountered a number of prospective oil and gas horizons similar to the other five wells all of which are on production. At 7:00 AM this morning the well was drilling ahead at 5,700 feet and the drilling contractor is anticipating two more days of drilling before reaching total depth.

The logistics of drilling a deep test on the property are still being worked on. In addition to the paysands above 6,500 feet the operator is interested in the horizons from 8,000 to 8,500 feet because of previous production from 3 wells in the southwestern part of the lease. In 1937 the Sunray well produced one BCF of gas and flowed at an initial rate of 12 million cubic feet of gas per day from a single paysand at approximately 8,300 feet. A deep test will be designed to encounter these same sands.

Cranberry/Botha, Alberta

The company is awaiting an official confirmation from the operator regarding a re-entry or drilling a new location in the company's Alberta project. We anticipate the operator will decide on drilling a new location in preference to a re-entry. A drilling timetable is being finalized.

Information on the company can be obtained by calling (800) 828 1866 or at www.portrushpetroleum.com

ON BEHALF OF THE BOARD
/s/
M.Cotter
President
The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

Vancouver, BC V6J 1X2
Tel 800 828 1866

Portrush puts sixth well on production at Mission River

Vancouver,British Columbia – March 14th. 2005 Portrush Petroleum Corporation announced today that the most recent well drilled on the Mission River,Texas property has been placed on production.

The Scanio/Shelton Well No. 9, Mission River, Texas reached total depth on Sunday February 6th. and was placed on production at approximately half a million cubic feet of gas a day for several days before turning to oil. At present the well is flowing at approximately eighty barrels of oil a day.

The Mission River field has six wells on production and is currently producing approximately1.1 million cubic feet of gas and 120 barrels of oil a day. Six wells remain to be drilled and the operator has advised the next well will test the Lower Vicksburg at 8,500 feet and should commence drilling within 30 days.

The Mission river lease is operated by the McAlester Fuel Company ("McFuel) and is located at the south end of the town of Refugio, refugio County, Texas. The field has multiple pays at depths ranging from 2,000 to 8,500 feet.

Mr. Chris Barden for the operator commented;

"Most of the production from wells on the McFuel lease has been from the 6,400 foot Massive Vicksburg ("Tom O Connor" Sand) and "G" series (6,300) Frio zones. A down-dip well south of the McFuel lease has produced 600,000 barrels plus of oil from 10 feet of net pay in the FQ-31 Sand. Two wells on the McFuel lease have each produced over 150,000 barrels of oil from the "FT-8 Sand" from only a five foot net pay thickness. A significant untapped shallow oil play exists at approximately 4,150 to 4,200 feet. Less than two miles south of the McFuel lease the uppermost Oligocene Age Discorbis zones have produced 2.3 million barrels of oil and 8.2 BCF in the shallow wells located in the Woodsbororo South Field (4,200) Each payzone ranges from four to six feet of net pay thickness".

About Portrush Petroleum

Portrush Petroleum is a rapidly growing oil and natural gas exploration and production company focused on its core properties in the Michigan Basin, the Mission River Development project, situated in Refugio and Goliad Counties, Gulf Coast, Texas and Cranberry Alberta, a large acreage Mississippian and Slave Point target.

Portrush is publicly traded on the TSX in Canada and on the bulletin board in the United States under the symbols: TSX: PSH, OTCBB: PRRPF.

Information on the company can be obtained by calling (800) 828 1866 or at www.portrushpetroleum.com

The company relies on litigation protection for "forward looking statements".

ON BEHALF OF THE BOARD

/s/
M.Cotter
President
The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

PORTRUSH PETROLEUM CORPORATION

CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian dollars)

DECEMBER 31, 2004

AUDITORS' REPORT

To the Shareholders of
Portrush Petroleum Corporation

We have audited the consolidated balance sheets of Portrush Petroleum Corporation as at December 31, 2004 and 2003 and the consolidated statements of operations and deficit and cash flows for the years ended December 31, 2004, 2003 and 2002. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2004 and 2003 and the results of its operations and its cash flows for the years ended December 31, 2004, 2003 and 2002 in accordance with Canadian generally accepted accounting principles.

"DAVIDSON & COMPANY"

Vancouver, Canada   Chartered Accountants

April 29, 2005

PORTRUSH PETROLEUM CORPORATION
CONSOLIDATED BALANCE SHEETS
AS AT DECEMBER 31

	2004	2003
ASSETS		
Current		
Cash	$ 74,543	$ 4,981
Receivables	67,694	3,832
Prepaids	5,625	-
	147,862	8,813
Oil and gas properties (Note 3)	1,642,393	173,758
	$ 1,790,255	$ 182,571
LIABILITIES AND SHAREHOLDERS' EQUITY (DEFICIENCY)		
Current		
Accounts payable and accrued liabilities	$ 283,110	$ 257,848
Due to related parties (Note 7)	151,602	57,954
	434,712	315,802
Future site restoration	6,473	6,473
	441,185	322,275
Shareholders' equity (deficiency)		
Capital stock (Note 4)		
Authorized		
100,000,000 common shares without par value		
Issued and outstanding		
40,342,417 common shares (2003 – 26,693,667)	12,854,161	10,534,248
Share subscriptions received in advance	-	146,950
Contributed surplus (Note 4)	352,683	270,552
Deficit	(11,857,774)	(11,091,454)
	1,349,070	(139,704)
	$ 1,790,255	$ 182,571

Nature and continuance of operations (Note 1)
Subsequent event (Note 11)

On behalf of the Board:

_____ Director _____ Director

The accompanying notes are an integral part of these consolidated financial statements.

PORTRUSH PETROLEUM CORPORATION
CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT
(Expressed in Canadian Dollars)
YEAR ENDED DECEMBER 31

	2004	2003	2002
REVENUE			
Oil and gas revenue, net of royalties	$ 442,368	$ 415,244	$ 302,915
EXPENSES			
Depletion	121,937	599,679	398,046
Operating	145,556	123,767	70,288
General and administrative (Note 5)	868,173	343,110	216,004
Total expenses	(1,135,666)	(1,066,556)	(684,338)
Loss before other items	(693,298)	(651,312)	(381,423)
OTHER INCOME (EXPENSE)			
Gain on settlement of lawsuit	-	2,464	-
Interest expense	-	(12,191)	-
Foreign exchange loss	-	(85,459)	-
Recovery of resource property costs	-	-	77,645
Write-off of oil and gas properties (Note 3)	-	-	(1,441,793)
Write-off of receivable	(73,022)	-	-
Settlement of lawsuit	-	-	(4,000)
Total other income (expense), net	(73,022)	(95,186)	(1,368,148)
Loss for the year	(766,320)	(746,498)	(1,749,571)
Deficit, beginning of year	(11,091,454)	(10,344,956)	(8,595,385)
Deficit, end of year	$ (11,857,774)	$ (11,091,454)	$ (10,344,956)
Basic and diluted loss per share	$ (0.02)	$ (0.03)	$ (0.10)
Weighted average number of shares outstanding	33,858,626	22,235,777	17,767,024

The accompanying notes are an integral part of these consolidated financial statements.

PORTRUSH PETROLEUM CORPORATION
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Expressed in Canadian Dollars)
YEAR ENDED DECEMBER 31

	2004	2003	2002
CASH FLOWS FROM OPERATING ACTIVITIES			
Loss for the year	$ (766,320)	$ (746,498)	$ (1,749,571)
Items not affecting cash:			
Accrued interest	-	12,191	-
Depletion	121,937	599,679	398,046
Gain on settlement of accounts payable	-	(2,464)	-
Write-off of oil and gas properties	-	-	1,441,793
Write-off of receivable	73,022	-	-
Recovery of resource property costs	-	-	(77,645)
Accrual of management fees	72,000	-	-
Stock based compensation expense	298,483	-	22,474
Changes in non-cash working capital items:			
(Increase) decrease in receivables	(136,884)	19	107,318
Increase in prepaids	(5,625)	-	-
Increase (decrease) in accounts payable and accrued liabilities	25,262	(341,918)	(340,733)
Cash used in operating activities	(318,125)	(478,991)	(198,318)
CASH FLOWS FROM FINANCING ACTIVITIES			
Advances from (repaid to) related parties	21,648	51,954	(210,643)
Net proceeds from issuance of capital stock	1,956,611	646,676	301,833
Proceeds from convertible debentures	-	12,074	167,926
Share subscriptions received in advance	-	146,950	-
Cash provided by financing activities	1,978,259	857,654	259,116
CASH FLOWS FROM INVESTING ACTIVITIES			
Oil and gas property expenditures	(1,590,572)	(391,138)	(138,972)
Proceeds of resource property costs recovered	-	-	77,645
Cash used in investing activities	(1,590,572)	(391,138)	(61,327)
Change in cash position during year	69,562	(12,475)	(529)
Cash position, beginning of year	4,981	17,456	17,985
Cash position, end of year	$ 74,543	$ 4,981	$ 17,456

Supplemental disclosure with respect to cash flows (Note 6)

The accompanying notes are an integral part of these consolidated financial statements.

PORTRUSH PETROLEUM CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)
DECEMBER 31, 2004

1.   **NATURE AND CONTINUANCE OF OPERATIONS**

The Company is incorporated under the laws of British Columbia and its principal business activity is the acquiring and developing of oil and gas properties.

These financial statements have been prepared in accordance with Canadian generally accepted accounting principles with the assumption that the Company will be able to realize its assets and discharge its liabilities in the normal course of business rather than through a process of forced liquidation. Continued operations of the Company are dependent on the Company's ability to receive continued financial support, complete public equity financing, or generate profitable operations in the future. These consolidated financial statements do not include the adjustments that would be necessary should the Company be unable to continue as a going concern.

	2004	2003
Working capital (deficiency)	$ (286,850)	$ (306,989)
Deficit	(11,857,774)	(11,091,454)

2.   **SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES**

Principles of consolidation

These consolidated financial statements include the financial statements of the Company and its wholly-owned subsidiary. Significant inter-company transactions have been eliminated on consolidation.

Use of estimates

The preparation of financial statements in accordance with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenue and expenses during the period. Actual results could differ from these estimates.

Oil and gas properties

The Company follows the full cost method of accounting for oil and natural gas operations, whereby all costs of exploring for and developing oil and natural gas reserves are capitalized and accumulated in cost centres on a country-by-country basis. Costs include land acquisition costs, geological and geophysical charges, carrying charges on non-productive properties and costs of drilling both productive and non-productive wells. General and administrative costs are not capitalized other than to the extent of the Company's working interest in operated capital expenditure programs on which operator's fees have been charged equivalent to standard industry operating agreements. At December 31, 2004, the Company has not capitalized any interest, general or administrative costs.

PORTRUSH PETROLEUM CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian dollars)
DECEMBER 31, 2004

2.   **SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES** (cont'd…)

Oil and gas properties (cont'd…)

The costs in each cost centre, including the costs of well equipment, are depleted and depreciated using the unit-of-production method based on the estimated proved reserves before royalties. Natural gas reserves and production are converted to equivalent barrels of crude oil based on units of revenue. The costs of acquiring and evaluating significant unproved properties are initially excluded from depletion calculations. These unevaluated properties are assessed periodically to ascertain whether impairment has occurred. When proved reserves are assigned or the property is considered to be impaired, the cost of the property or the amount of the impairment is added to costs subject to depletion.

The capitalized costs less accumulated depletion and depreciation in each cost centre are limited to an amount equal to the estimated future net revenue from proved reserves (based on prices and costs at the balance sheet date) plus the cost (net of impairments) of unproved properties. The total capitalized costs less accumulated depletion and depreciation, site restoration provision and future income taxes of all cost centres is further limited to an amount equal to the future net revenue from proved reserves plus the cost (net of impairments) of unproved properties of all cost centres less estimated future site restoration costs, general and administrative expenses, financing costs and income taxes.

Proceeds from the sale of oil and natural gas properties are applied against capitalized costs, with no gain or loss recognized, unless such a sale would significantly alter the rate of depletion and depreciation.

Estimated future site restoration and abandonment costs, net of expected recoveries, are provided over the life of the proved reserves using the unit-of-production method. Costs are estimated each year by management based on current regulations, costs, technology and industry standards.

Certain of the Company's exploration and production activities are conducted jointly with others and, accordingly, the accounts reflect only the Company's proportionate interest in such activities.

Site restoration

The Company has adopted CICA Handbook Section 3110 "Asset Retirement Obligations". This standard focuses on the recognition and measurement of liabilities related to legal obligations associated with the retirement of property, plant and equipment. Under this standard, these obligations are initially measured at fair value and subsequently adjusted for any changes resulting from the passage of time and revisions to either the timing or the amount of the original estimate of undiscounted cash flows. The asset retirement cost is to be capitalized to the related asset and amortized into earnings over time. Under this section, the Company has recognized an estimated future net costs of well abandonment and site restoration, including removal of production facilities at the end of their useful life of $6,473 (2003 - $6,473).

Revenue recognition

Revenue from oil and gas operations is recognized in the accounts when oil and natural gas are shipped, title passes and collection of the sale is reasonably assured.

PORTRUSH PETROLEUM CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)
DECEMBER 31, 2004

2.   **SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES** (cont'd…)

Foreign currency translation

The Company's subsidiary is an integrated foreign operation and is translated into Canadian dollars using the temporal method. Monetary items are translated at the exchange rate in effect at the balance sheet date and non-monetary items are translated at historical exchange rates. Income and expense items are translated at the average exchange rate for the period. Translation gains and losses are reflected in the loss for the year.

Stock-based compensation

Effective January 1, 2002, the Company adopted CICA Handbook Section 3870 "Stock-Based Compensation and Other Stock-Based Payments" ("CICA 3870") which recommends the fair value-based methodology for measuring compensation costs. CICA 3870 also permits, and the Company has adopted, the use of the intrinsic value-based method which recognizes compensation cost for awards to employees only when the market price exceeds the exercise price at date of grant, but requires pro-forma disclosure of earnings and earnings per share as if the fair value method had been adopted.

Effective for the year ended December 31, 2003, the Company adopted prospectively the amended recommendations of CICA 3870 with respect to stock-based compensation whereby, the Company recognizes compensation costs for the granting of all stock options and direct awards of stock.

Income taxes

The Company follows the asset/liability method of accounting for income taxes. Future income tax assets and liabilities are determined based on the differences between the tax basis of assets and liabilities and those reported in the financial statements. The future tax assets or liabilities are calculated using the tax rates for the periods in which the differences are expected to be settled. Future tax assets are recognized to the extent that they are considered more likely than not to be realized.

Loss per share

The Company uses the treasury stock method to compute the dilutive effect of options, warrants and similar instruments. Under this method the dilutive effect on earnings per share is recognized on the use of the proceeds that could be obtained upon exercise of options, warrants and similar instruments. It assumes that the proceeds would be used to purchase common shares at the average market price during the period. For loss per share the dilutive effect has not been computed as it proved to be anti-dilutive. At December 31, 2004, 2003 and 2002, the total number of potentially dilutive shares excluded from loss per share is 4,644,559, 9,687,059 and 9,600,000 respectively.

Loss per share is calculated using the weighted-average number of shares outstanding during the year.

Comparative figures

Certain comparative figures have been reclassified to conform with the current year's presentation.

PORTRUSH PETROLEUM CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)
DECEMBER 31, 2004

3.   **OIL AND GAS PROPERTIES**

The Company entered into agreements to acquire interests in various oil and gas properties as follows:

	2004	2003
Oil and gas properties:		
U.S.A., proved	$ 2,612,495	$ 1,171,483
Canada, unproved	149,560	-
	2,762,055	1,171,483
Less: Accumulated depletion	(1,119,662)	(997,725)
	$ 1,642,393	$ 173,758

At December 31, 2004, the oil and gas properties include $149,560 (2003 - $Nil) relating to unproved properties that have been excluded from the depletion calculation.

Alberta prospects, Canada

The Company had working interests in certain prospects ranging from 16.67% to 20.83% located in Alberta, Canada. During the year ended December 31, 2002, the prospects located in Alberta were abandoned and all related costs of $1,441,793 were written-off.

Ontario prospect, Canada

The Company entered into an agreement to acquire a 5% working interest in a prospect located in Ontario, Canada in exchange for funding 50% of the project costs. The Company will receive a payout of all costs incurred plus a 5% working interest in the prospect.

Michigan and Wyoming, U.S.A.

The Company has a 22.5% working interest in a prospect located in Michigan, U.S.A. The Company also had a 25% working interest in a prospect located in Wyoming, U.S.A., however, during the year ended December 31, 2002, the prospect was abandoned. During the year ended December 31, 2003, the ceiling test calculation determined that the net book value of the Company's assets in the U.S.A. exceeded net future cash flows from proven reserves and, accordingly, the Company recorded a ceiling test write-down of $319,950 included in accumulated depletion.

Texas, U.S.A.

The Company acquired a 10% working interest in certain oil and gas leases located in the Refugio and Goliad Counties, Texas, U.S.A. As consideration for its interest, the Company made staged payments totaling US$1,044,000.

PORTRUSH PETROLEUM CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)
DECEMBER 31, 2004

4.   **CAPITAL STOCK AND CONTRIBUTED SURPLUS**

	Number of Shares	Capital Stock	Contributed Surplus
Authorized			
100,000,000 common voting shares, no par value			
Issued			
Balance, December 31, 2001	16,768,942	$ 9,653,817	$ -
Private placement	3,100,000	310,000	-
Exercise of warrants	41,666	5,833	-
Exercise of options	150,000	15,000	-
Stock-based compensation	-	-	22,474
Share issuance costs	-	(29,000)	-
Balance, December 31, 2002	20,060,608	9,955,650	22,474
Private placements	4,137,059	351,251	205,049
Exercise of options	50,000	5,000	-
Exercise of warrants	946,000	141,900	-
Conversion of convertible debentures	1,500,000	116,439	63,561
Share issuance costs	-	(35,992)	(20,532)
Balance, December 31, 2003	26,693,667	10,534,248	270,552
Exercise of options	1,050,000	110,000	-
Exercise of warrants	7,680,000	1,090,200	-
Finders fee	318,750	63,750	-
Private placements	4,600,000	920,000	-
Contributed surplus on exercise of warrants and options	-	216,352	(216,352)
Stock-based compensation	-	-	298,483
Share issuance costs	-	(80,389)	-
Balance, December 31, 2004	40,342,417	$ 12,854,161	$ 352,683

Included in issued capital stock are 103,125 (2003 – 103,125) common shares held in escrow that may not be transferred, assigned or otherwise dealt with without the consent of the regulatory authorities.

PORTRUSH PETROLEUM CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)
DECEMBER 31, 2004

4. **CAPITAL STOCK AND CONTRIBUTED SURPLUS** (cont'd…)

Private placements

In August 2003, the Company issued 2,100,000 units at $0.10 per unit for total proceeds of $210,000. Each unit consisted of one common share and one share purchase warrant entitling the holder to acquire one additional common share at $0.10 until August 28, 2005. The share purchase warrants issued with this private placement have been recorded at a fair value of $79,313 which is included in contributed surplus. The Company incurred share issuance costs of $12,780 on the private placement which were allocated on a pro-rata basis between capital stock and contributed surplus.

In October 2003, the Company issued 2,037,059 units at $0.17 per unit for total proceeds of $346,300. Each unit consisted of one common share and one share purchase warrant entitling the holder to acquire one additional common share at $0.24 until October 14, 2005. The share purchase warrants issued with this private placement have been recorded at a fair value of $125,736 which is included in contributed surplus. The Company incurred share issuance costs of $36,444 on the private placement which were allocated on a pro-rata basis between capital stock and contributed surplus.

During the year ended December 31, 2003, the Company issued convertible debentures bearing interest at 8% per annum for total proceeds of $180,000, of which $167,926 was received during the year ended December 31, 2002. In November, 2003, at the option of the holder, the debentures were converted into 1,500,000 units. Each unit consisted of one common share and one share purchase warrant entitling the holder to acquire one additional common share for $0.12 until May 1, 2004 and thereafter for $0.14 until May 1, 2005. The share purchase warrants issued with this conversion have been recorded at a fair value of $65,561 which is included in contributed surplus. The Company incurred share issuance costs of $7,300 on the conversion which were allocated on a pro-rata basis between capital stock and contributed surplus.

In June 2004, the Company issued 3,100,000 units at $0.20 per unit for total proceeds of $620,000. Each unit consisted of one common share and one non-transferable share purchase warrant. A total of eight warrants entitles the holder to acquire one additional common share for $0.20 until June 2, 2006. The Company issued 225,000 common shares at a value of $45,000 as a finder's fee.

In August 2004, the Company issued 1,500,000 shares at $0.20 per share for total proceeds of $300,000. The Company issued 93,750 common shares at a value of $18,750 as a finder's fee.

During the year ended December 31, 2004, the Company issued 7,680,000 common shares pursuant to the exercise of warrants for proceeds of $1,090,200 of which $146,950 was received during the year ended December 31, 2003. The Company also issued 1,050,000 common shares pursuant to the exercise of stock options for proceeds of $110,000.

Stock options

The Company has a stock option plan whereby, from time to time, at the discretion of the Board of Directors, stock options are granted to directors, officers and certain consultants enabling them to acquire up to 10% of the issued and outstanding common stock of the Company. The exercise price of each option is based on the market price of the Company's common stock at the date of the grant less an applicable discount. The options can be granted for a maximum term of 5 years.

PORTRUSH PETROLEUM CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)
DECEMBER 31, 2004

4.   CAPITAL STOCK AND CONTRIBUTED SURPLUS (cont'd…)

The following incentive stock options and share purchase warrants were outstanding at December 31, 2004:

	Number of Shares	Exercise Price	Expiry Date
Options	200,000	$ 0.15	September 15, 2005
	3,000,000	0.15	April 5, 2006
Warrants	1,057,059	0.24	October 14, 2005
	387,500	0.20	June 2, 2006

Stock option and share purchase warrant transactions are summarized as follows:

	Warrants		Stock Options	
	Number	Weighted Average Exercise Price	Number	Weighted Average Exercise Price
Outstanding, December 31, 2001	8,312,503	$ 0.36	970,000	$ 0.27
Granted/repriced	3,100,000	0.15	1,150,000	0.10
Exercised	(41,666)	0.14	(150,000)	0.10
Expired/cancelled	(3,270,837)	0.20	(470,000)	0.35
Outstanding, December 31, 2002	8,100,000	0.27	1,500,000	0.13
Granted	5,637,059	0.17	-	-
Exercised	(946,000)	0.15	(50,000)	0.10
Expired/cancelled	(4,054,000)	0.15	(500,000)	0.20
Outstanding, December 31, 2003	8,737,059	0.15	950,000	0.10
Granted	387,500	0.20	3,300,000	0.15
Exercised	(7,680,000)	0.14	(1,050,000)	0.10
Expired/cancelled	-	-	-	-
Outstanding, December 31, 2004	1,444,559	$ 0.23	3,200,000	$ 0.15
Number currently exercisable	1,444,559	$ 0.23	3,200,000	$ 0.15

PORTRUSH PETROLEUM CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)
DECEMBER 31, 2004

4.   **CAPITAL STOCK AND CONTRIBUTED SURPLUS (cont'd…)**

Stock-based compensation

Included in stock options granted and repriced during the year ended December 31, 2002 are 300,000 stock options issued to consultants and non-employees. Using the Black-Scholes option pricing model, the stock options granted are marked to fair value through charges to the statements of operations. Total stock-based compensation for stock options granted to consultants and non-employees recognized during the year ended December 31, 2002 was $22,474 which has been recorded in the consolidated statement of operations as professional fees with corresponding additional paid-in capital recorded in stockholders' equity.

The Company also granted and repriced 850,000 stock options to employees and directors during the year ended December 31, 2002. The Company has elected to measure compensation costs using the intrinsic value-based method for employee stock options. Under this method, no compensation expense was recognized when the stock options were granted. Had compensation costs been determined based on the fair value of the options granted using the Black-Scholes option-pricing model, additional compensation expense would have been recorded as follows:

	2002
Loss for the year as reported	$(1,749,571)
Additional compensation expense	(63,674)
Pro-forma loss	$(1,813,245)
Pro-forma basic and diluted loss per share	$ (0.10)

During the year ended December 31, 2004, the Company granted 3,300,000 (2003 – Nil) stock options resulting in stock-based compensation expense under the Black-Scholes pricing model of $298,483 (2003 - $Nil), with a corresponding credit to contributed surplus on the balance sheet.

The following weighted average assumptions were used in the valuation of stock options granted:

	2004	2002
Risk-free interest rate	2.4%	4.3%
Expected life of options	2 years	2 years
Annualized volatility	160%	159%
Dividend rate	0.00%	0.00%

PORTRUSH PETROLEUM CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)
DECEMBER 31, 2004

5.   **GENERAL AND ADMINISTRATIVE EXPENSES**

General and administrative expenses are comprised of the following:

	2004	2003	2002
Consulting and administration fees	$ 107,170	$ 34,322	$ 19,700
Investor relations	164,344	24,860	-
Management fees – related party	72,000	87,000	60,000
Office and miscellaneous	107,355	62,040	21,722
Professional fees	60,545	100,702	65,253
Stock-based compensation	298,482	-	-
Transfer agent and regulatory fees	24,981	22,266	19,307
Travel and promotion	33,296	11,920	30,022
	$ 868,173	$ 343,110	$ 216,004

6.   **SUPPLEMENTAL DISCLOSURE WITH RESPECT TO CASH FLOWS**

	2004	2003	2002
Cash paid during the year for interest	$ -	$ -	$ -
Cash paid during the year for income taxes	$ -	$ -	$ -

The significant non-cash transactions during the year ended December 31, 2004 was the issuance of 318,750 common shares valued at $63,750 for finders' fees on private placements.

Significant non-cash transactions during the year ended December 31, 2003 included:

a)   The issuance of 1,500,000 units pursuant to the conversion of debentures with an aggregate face value of $180,000.

b)   The accrual of future site restoration costs of $6,473.

The Company did not have any non-cash financing or investing transactions during the year ended December 31, 2002.

PORTRUSH PETROLEUM CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)
DECEMBER 31, 2004

7.   **RELATED PARTY TRANSACTIONS**

The Company entered into the following transactions with related parties:

a) Paid or accrued management fees of $72,000 (2003 - $87,000; 2002 - $60,000) to directors.
b) Paid or accrued rent of $Nil (2003 - $4,000; 2002 - $6,000) to a director.

Amounts due to related parties are non-interest bearing, unsecured and have no specific terms of repayment.

Related party transactions are in the normal course of operations, occurring on terms and conditions that are similar to those of transactions with unrelated parties and, therefore, are measured at the exchange amount.

8.   **INCOME TAXES**

A reconciliation of current income taxes at statutory rates with the reported taxes is as follows:

	2004	2003	2002
Loss for the year	$ (776,320)	$ (746,498)	$ (1,749,571)
Expected income taxes (recovery)	$ (272,810)	$ (280,683)	$ (692,830)
Write-off of oil and gas properties	-	-	570,950
Non-deductible items for income tax purposes	43,410	225,479	157,626
Other items deductible for income tax purposes	(56,285)	(53,402)	(80,216)
Unrecognized benefits of non-capital losses	285,685	108,606	44,470
Actual income tax recovery	$ -	$ -	$ -

The tax effects of temporary differences that give rise to significant components of future income tax assets and liabilities are as follows:

	2004	2003
Future income tax assets:		
Oil and gas properties	$ 1,287,892	$ 1,054,369
Mineral property and related exploration expenditures	95,334	95,334
Financing fees	68,279	95,944
Operating losses available for future periods	640,519	1,297,299
Capital losses available	527,409	527,409
	2,619,433	3,070,355
Valuation allowance	(2,619,433)	(3,070,355)
Net future income tax asset	$ -	$ -

(Expressed in Canadian Dollars)

8. INCOME TAXES (cont'd…)

The Company has incurred operating losses of approximately $1,800,000 which, if unutilized, will expire commencing 2005. Subject to certain restrictions, the Company also has capital losses and resource exploration expenditures available to reduce taxable income of future years. Future tax benefits which may arise as a result of these losses and resource deductions have not been recognized in these financial statements, as their realization is not judged likely to occur.

9. SEGMENT INFORMATION

All of the Company's operations are in the oil and gas industry and all of the revenues have been generated in the U.S.A.

The total amount of capital assets attributable to Canada is $149,560 (2003 - $Nil) and the total amount of capital assets attributable to the U.S.A. is $1,492,833 (2003 - $173,758).

10. FINANCIAL INSTRUMENTS

The Company's financial instruments consist of cash, receivables, accounts payable and accrued liabilities and due to related parties. Unless otherwise noted, it is management's opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments. The fair value of these financial instruments approximates their carrying value, unless otherwise noted.

11. SUBSEQUENT EVENT

Subsequent to December 31, 2004, the Company issued 624,500 common shares for proceeds of $93,675 pursuant to the exercise of stock options.

MANAGEMENT'S DISCUSSION & ANALYSIS

Portrush Petroleum Corporation

MD&A
Description of Business and effective Date of this Report

Portrush Petroleum Corporation is a junior oil and gas exploration and development company. The Company, in conjunction with others, will invest in oil and gas related operations or acquire an interest in properties in order to determine the existence, location, extent and quality of the oil and gas resources located on the properties and will drill, complete, and participate in the operation of or development of oil or gas wells and related operations.

This discussion should be read in conjunction with the financial statements and related notes of the Company for the year ended December 31, 2004 (the "Financial Statements"). The information in this Management Discussion and Analysis ("MD&A") contains forward-looking information or statements. These statements are subject to certain risks and uncertainties that could cause actual results to differ materially from those included in the forward-looking statements. The information contained in this report is made as of April 29, 2005.

Performance Summary and Update

In 2001 the Company drilled a discovery well (the Richards 1-20) in the Lenox Project, Macomb County, SE Michigan. Portrush has a 22.5% working interest in this project. A second well (the Martin 1-21) was drilled in 2002. Both wells were productive in the Brown Niagaran. Production from the property commenced in January 2002 and the Richards and Martin wells are both on production.

Oil production from the wells is presently being curtailed and the wells are choked back in order to avoid excessive gas production. This excess gas is currently being flared. Production revenue for fiscal 2003 was $415,000 and for fiscal 2004 production revenue was $442,000.

Follow up wells, the Schmude LaTorre 1-20 and the Savoy Werderman 1-21 north and east of the producing wells were drilled in the fourth quarter of 2003 and April 2004 respectively. The Brown Niagaran was not encountered at either well.

Selected Annual Financial Information

The following table provides a brief summary of the Issuer's financial operations. For more detailed information, refer to the audited financial statements and unaudited financial statements of the Issuer which are attached to and form part of this form.

	Year-end 12/31/04	Year-end 12/31/03	Year-end 12/31/02
Revenues (Net)	442,368	415,244	302,915
Other (Interest)			120
General and Administrative Expenses (not including stock based compensation)	569,691	343,110	216,004
Stock Based Compensation Expenses	298,482	Nil	Nil
Write-off of oil & gas properties(1)	Nil	Nil	1,441,793
Settlement of lawsuit & write-off of receivable(2)	73,022	Nil	4,000
Net Income (Loss)	(766,320)	(746,498)	(1,749,571)
per share	(0.02)	(0.03)	(0.10)
Working Capital	(286,850)	(306,989)	(574,732)
Oil & Gas Properties			
Property Expenditures	1,642,393	173,758	375,827
Long Term Liabilities	Nil	Nil	Nil
Shareholders' Equity			
Dollar Amount	1,349,070	(139,704)	(366,832)
Number of Securities(3)	40,342,417	26,693,667	20,060,608

(1)   In fiscal 2002, the Company wrote-off the deferred oil& gas exploration costs on its Alberta properties.
(2)   In fiscal 2004, the Company wrote-off an accounts receivable of $73,022.
(3)   There were 40, 342,417 (2003: 26,693,667) shares issued and outstanding as of December 31, 2004 of which 103,125 are escrowed shares which will be released only upon obtaining the consent of the appropriate regulatory authority.

The Company's accounting policy is to record its resource properties at cost. Exploration and development expenditures relating to resource properties are deferred until either the properties are brought into production, at which time they are amortized on a unit of production basis, or until the properties are sold or abandoned, at which time the deferred costs are written off.

The Company has not paid any dividends on its common shares. The Company has no present intention of paying dividends on its common shares, as it anticipates that all available funds will be invested to finance the growth of its business.

Properties of the Company

Mission River Project, Texas

In Texas, the company has entered into a joint venture with the McAlester Fuel Company of Houston, Texas to develop the Mission River Project, situated in Refugio and Goliad Counties, Gulf Coast, Texas.

The Mission River Oil and Gas field was discovered in1930. The immediate area has produced over 944,000,000 barrels of oil and eventually will produce another 500,000,000 barrels, plus at least a trillion cubic feet of natural gas.

The initial twelve (12) well program was designed to test bypassed oil and gas payzones in the traditional producing intervals from 5,000 to 6,400 feet; The first well was spudded on April 30th 2004 and five additional wells have since been drilled and completed as gas wells. All six wells are currently on production. A gas pipeline runs through the property. Total production from the field for the month of March amounted to 30.127 million cubic feet of gas and 1,917 barrels of oil.

McAlester Fuel, the operator of the property, has applied for a drilling permit for the McAlester "Scanio-Shelton # 6", a deep test on the property. McAlester has defined the prospect by a combination of sub-surface well control and an innovative exploration technology known as electro-magnetic imaging. This well will be drilled to a depth of more than 10,000 feet.

Mr. Wesley Franklin chief geologist for the operator commented; "Based on previously drilled deep producers on the property we anticipate multiple pays in the 8,100 to 8,500 Lower Vicksburg. Furthermore, we expect the zones will require fracing and we look forward to the zones producing at 5 million cubic feet a day or greater and recover 3 to 6 BCF."

Lenox Project, Michigan

In June 2000, the Company acquired a 25% interest in two Silurian-Ordovician prospects, and associated leased lands (approximately 2,560 acres) located in St. Clair County, Cottrellville Township and Macomb County, Lenox Township, Southeast Michigan.

The Company focused its efforts on the Lenox project in Macomb County, SE Michigan where the Company earned a 22.5% working interest. At present the Company has two oil wells on production and excess gas is being flared. Lenox has provided most of the oil and gas revenue during 2004.

The Michigan Basin contains extensive belts of organic reefs composed of carbonate rocks (Limestone and Dolomite) formed under shallow seas in the Silurian period. These oil and gas filled reefs are the principal target for exploration companies in the basin.

Exploration Risks

Oil and gas exploration and development involves significant risks. Few wells which are drilled are developed into commercially producing fields. Substantial expenditures may be required to establish reserves and no assurance can be given that commercial quantities or further reserves will be discovered or, if found, will be present in sufficient quantities to enable the Company to recover the costs incurred. The Company's estimates of exploration and production costs can be affected by such factors as permitting regulations and requirements, weather, environmental factors, unforeseen technical difficulties, and unusual or unexpected formations, pressures and work interruptions. There can be no assurance that actual exploration cost will not exceed projected cost.

Results of Operations

During the year, the Company recorded non-cash expenses for stock based compensation of $298,482 and depletion of $121,937 compared to nil and 599,679 in the previous year. Well operating expenses were 145,556 compared with 123,767 in the previous year.

General and administration expenses before the non-cash expenses were $569,691 compared with $343,110 for 2003. The Company expects general and administrative expenses to continue to increase as the Company becomes more active based on the Company's increased drilling activity in Texas and its ongoing participation in a number of trade shows and conferences. The Company paid or accrued to the President of the Company management fees of $72,000.

Summary of Quarterly Results

		1st Quarter	2nd Quarter	3rd Quarter	4th Quarter
2002	Net Loss	(35,494)	(45,964)	(92,871)	(1.575.242)[1]
	Basic and diluted loss per share	(0.01)	(0.01)	(0.01)	(0.10)
2003	Net Loss	(43,389)	(58,300)	(161,319)	(483,490)
	Basic and diluted loss per share	(0.01)	(0.01)	(0.01)	(0.02)
2004	Net Loss	(49,234)	(601,270)[2]	(249,247)	133,431
	Basic and diluted loss per share	(0.01)	(0.02)	(0.01)	0.01

(1)   In fiscal 2002, the Company wrote-off the deferred oil& gas exploration costs on its Alberta properties.
(2)   During the quarter, the Company recorded stock based compensation expenses of $428,612.

Liquidity

The Company has been credited with operating revenue derived from the production of the Lenox wells and the operator has setoff this revenue against various drilling and exploration costs incurred by the operator on the Company's behalf. Historically, the Company has received revenues only from interest earned on cash reserves held. The Company expects to continue to rely upon equity financing as a significant source of funding.

The Company does not presently have sufficient financial resources to undertake by itself the exploration and development of its planned exploration and development programs. The payment of property payments and the development of the mineral property interests will therefore depend upon the Company's ability to obtain financing through the joint venturing of projects, private placement financing, public financing or other means. There is no assurance that the Company will be successful in obtaining the required financing or that financing will be available on terms and conditions acceptable to the Company or that will not cause significant dilution to shareholders.

Investor Relations

The Company is continuing its corporate awareness program to enhance the Company's visibility and foster a clear understanding of its performance and strategic direction. To date, Martin Cotter, the Company's President has travelled to a number of financial centres in the United States in order to meet with key members of the investment community regarding ongoing financing programs and projects for the Company. As part of this ongoing program, the company developed a corporate video presentation which was released during the previous quarter and added to the Company's web site.

The company is currently reviewing its investor relations activities with a view to redesigning its web site and enhancing it investor communications systems.

Financing, Principal Purposes and Milestones

During the year, the Company raised net proceeds of $1,956,611 through the issuance of shares. (See note 4 of the financial statements for further details) These funds were used to pay for the Company's interest in the Mission River project in Texas and for development drilling in Lenox and general and administrative expenses. The Company expects to complete the Lenox gas pipeline and begin receiving revenue from the Mission River project before year end.

Outstanding Share Data

The Company has 40,966,917 common shares outstanding as at April 29, 2005.

The following stock options and share purchase warrants were outstanding at April 29, 2005:

	Number of Shares	Exercise Price	Expiry Date
Options	200,000	0.15	September 15, 2005
	2,375,500	0.15	April 5, 2006
Warrants	1,057,059	0.24	October 14, 2005
	387,500	0.20	June 2, 2006

Capital Resources

The Company has not entered into a property option agreement that requires the Company to meet certain yearly exploration expenditure requirements.

Off-Balance Arrangements

The Company has not entered into any off-balance sheet financing arrangements.

Transactions with Related Parties

During the year the Company accrued management fees in the amount of $72,000 to Martin Cotter for his services as the President of the Company.

Changes in Accounting Policies

Stock Options

During the year ended December 31, 2003 the Company elected the early adoption, on a prospective basis, of the CICA released amendments to Section 3870, "Stock Based Compensation and Other Stock-based Payments", which require an expense to be recognized in the financial statements for all forms of employee stock-based compensation, including stock options. During fiscal 2002, the Company disclosed the effects of accounting for stock-based compensation to directors and employees as compensation expense, using the fair-value based method, as pro-forma information in the share capital note.

Site Restoration

The Company has adopted the recently issued CICA Handbook Section 3110 "Asset Retirement Obligations". This standard focuses on the recognition and measurement of liabilities related to legal obligations associated with the retirement of property, plant and equipment. Under this standard, these obligations are initially measured at fair value and subsequently adjusted for any changes resulting from the passage of time and revisions to either the timing or the amount of the original estimate of undiscounted cash flows. The asset retirement cost is to be capitalized to the related asset and amortized into earnings over time.

Subsequent Events

Subsequent to December 31, 2004, the Company issued 624,500 common shares for proceeds of $93,675 pursuant to the exercise of stock options. On April 25, 2005 the Company announced a private placement of 2,600,000 units at $0.15 per unit with each unit consisting of one share and one warrant to purchase an additional share at $.15.

<u>Form 52-109FT2 – Certification of Annual Filings during Transition Period</u>

I, Martin Cotter, President of Portrush Petroleum Corporation and performing similar functions to that of a Chief Executive Officer certify that:

1.   I have reviewed the annual filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of Portrush Petroleum Corporation (the issuer) for the year ending December 31, 2004;

2.   Based on my knowledge, the annual filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the filings; and

3.   Based on my knowledge, the annual financial statements together with the other financial information included in the annual filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for all the periods presented in the filings.

Date: April 29, 2005

"Martin Cotter"

Martin Cotter

Form 52-109FT2 – Certification of Annual Filings during Transition Period

I, Martin Cotter, President of Portrush Petroleum Corporation and performing similar functions to that of a Chief Financial Officer, certify that:

1. I have reviewed the annual filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of Portrush Petroleum Corporation (the issuer) for the year ending December 31, 2004;

2. Based on my knowledge, the annual filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the filings; and

3. Based on my knowledge, the annual financial statements together with the other financial information included in the annual filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for all the periods presented in the filings.

Date: April 29, 2005

"Martin Cotter"

Martin Cotter

PORTRUSH PETROLEUM CORPORATION

NOTICE OF SPECIAL AND ANNUAL GENERAL MEETING

TAKE NOTICE that the special and annual general meeting (the "Meeting") of the shareholders of **PORTRUSH PETROLEUM CORPORATION** (the "Company") will be held at 3rd Floor, 645 Howe Street, Vancouver, British Columbia, on Tuesday, the 31st day of May, 2005, at 10:00 a.m. for the following purposes:

1.   To receive and consider the report of the directors and the Audited Financial Statements of the Company for the year ended December 31, 2004, together with the Auditor's Report.

2.   To fix the number of directors at three.

3.   To elect Directors for the ensuing year.

4.   To appoint Davidson & Company, Chartered Accountants, as the Auditor for the Company, and to authorize the Directors to fix the remuneration to be paid to the Auditor.

5.   To consider and, if thought fit, pass a special resolution approving the alteration of the Company's Notice of Articles to remove the application of the pre-existing company provisions prescribed under the *Business Corporations Act* (British Columbia), as described in the accompanying information circular.

6.   To consider and, if thought fit, pass a special resolution approving the adoption of a new form of Articles for the Company, as described in the accompanying information circular.

7.   To reaffirm the Company's existing stock option plan for the ensuing year, as more fully set forth in the information circular accompanying this notice.

8.   To transact such other business as may be brought before the Meeting.

The accompanying information circular provides additional information relating to the matters to be dealt with at the meeting and is deemed to form part of this notice.

If you are unable to attend the meeting in person, please complete, sign and date the enclosed form of proxy and return the same in the enclosed return envelope provided for that purpose within the time and to the location set out in the form of proxy accompanying this notice.

DATED at Vancouver, British Columbia, this 29th day of April, 2005.

BY ORDER OF THE BOARD

"Martin Cotter"
President

PORTRUSH PETROLEUM CORPORATION
(the "Company")
700 – 595 Howe Street
Vancouver, British Columbia V6C 2T5

INFORMATION CIRCULAR

This information is given as of April 26, 2005

This information circular is furnished in connection with the solicitation of proxies by the management of **PORTRUSH PETROLEUM CORPORATION** (the "Company") for use at the special and annual general meeting of the Company to be held on May 31, 2005 and at any adjournments thereof (the "Meeting"). Unless the context otherwise requires, references to the Company include the Company and its subsidiaries. The solicitation will be conducted by mail and may be supplemented by telephone or other personal contact to be made without special compensation by officers and employees of the Company. The cost of solicitation will be borne by the Company.

APPOINTMENT OF PROXYHOLDER

A duly completed form of proxy will constitute the person(s) named in the enclosed form of proxy as the shareholder's proxyholder. The persons whose names are printed in the enclosed form of proxy for the Meeting are officers or directors of the Company (the "Management Proxyholders").

A shareholder has the right to appoint a person other than a Management Proxyholder, to represent the shareholder at the Meeting by striking out the names of the Management Proxyholders and by inserting the desired person's name in the blank space provided or by executing a proxy in a form similar to the enclosed form. A proxyholder need not be a shareholder.

VOTING BY PROXY

Common shares of the Company (the "Shares") represented by properly executed proxies in the accompanying form will be voted or withheld from voting on each respective matter in accordance with the instructions of the member (the "shareholder") on any ballot that may be called for.

If no choice is specified and one of the Management Proxyholders is appointed by a shareholder as proxyholder, such person will vote in favour of the matters proposed at the Meeting and for all other matters proposed by management at the Meeting.

The enclosed form of proxy also confers discretionary authority upon the person named therein as proxyholder with respect to amendments or variations to matters identified in the Notice of the Meeting and with respect to other matters which may properly come before the Meeting. At the date of this Information Circular, management of the Company knows of no such amendments, variations or other matters to come before the Meeting.

COMPLETION AND RETURN OF PROXY

Completed forms of proxy must be received by mail or fax by the Company's registrar and transfer agent, Computershare Trust Company of Canada, Proxy Department, 100 University Avenue, 9th Floor, Toronto, Ontario M5J 2Y1 (Fax: 866-249-7775 or outside North America Fax: 416-263-9524) not later than forty-eight (48) hours, excluding Saturdays, Sundays and holidays, prior to the time of the Meeting, unless the chairman of the Meeting elects to exercise his discretion to accept proxies received subsequently.

NON-REGISTERED HOLDERS

Only registered shareholders or duly appointed proxyholders are permitted to vote at the Meeting. Most shareholders of the Company are "non-registered" shareholders because the Shares they own are not registered in their names but are instead registered in the name of the brokerage firm, bank or trust company through which they purchased the Shares. More particularly, a person is not a registered shareholder in respect of Shares which are held on behalf of that person (the "Non-Registered Holder") but which are registered either: in the name of an intermediary (an "Intermediary") that the Non-Registered Holder deals with (Intermediaries include, among others, banks, trust companies, securities dealers or brokers and trustees or administrators of self-administered RRSP's, RRIFs, RESPs and similar plans); or in the name of a clearing agency (such as The Canadian Depository for Securities Limited ("CDS")) of which the Intermediary is a participant. In accordance with the requirements of National Instrument 54-101 of the Canadian Securities Administrators, the Company has distributed copies of the Notice of Meeting, this Information Circular and the Proxy (collectively, the "Meeting Materials") to the clearing agencies and Intermediaries for onward distribution to Non-Registered Holders.

Intermediaries are required to forward the Meeting Materials to Non-Registered Holders unless a Non-Registered Holder has waived the right to receive them. Very often, Intermediaries will use service companies to forward the Meeting Materials to Non-Registered Holders. Generally, Non-Registered Holders who have not waived the right to receive Meeting Materials will receive either a voting instruction form or a form of proxy.

The voting instruction form, when properly completed and **signed by the Non-Registered Holder** and **returned to the Intermediary or its service company**, will constitute voting instructions (often called a "proxy authorization form") which the Intermediary must follow. Typically, the proxy authorization form will consist of a one page pre-printed form. Sometimes, instead of the one page pre-printed form, the proxy authorization form will consist of a regular printed proxy form accompanied by a page of instructions which contains a removable label containing a bar-code and other information. In order for the form of proxy to validly constitute a proxy authorization form, the Non-Registered Holder must remove the label from the instructions and affix it to the form of proxy, properly complete and sign the form of proxy and return it to the Intermediary or its service company in accordance with the instructions.

The Non-Registered Holder may be given a form of proxy **which has already been signed by the Intermediary** restricted as to the number of shares beneficially owned by the Non-Registered Holder. Because the Intermediary has already signed the form of proxy, this form of proxy is not required to be signed by the Non-Registered Holder when submitting the proxy. In this case, the Non-Registered Holder who wishes to submit a proxy should otherwise properly complete the form of proxy and **deliver it to Computershare Trust Company of Canada,** at the address or fax number as provided above.

In either case, the purpose of this procedure is to permit Non-Registered Holders to direct the voting of the Shares which they beneficially own. Should a Non-Registered Holder who receives one of the above forms wish to vote at the Meeting in person, the Non-Registered Holder should strike out the names of the Management Proxyholders and insert the Non-Registered Holder's name in the blank space provided. **In either case, Non-Registered Holders should carefully follow the instructions of their Intermediary, including those regarding when and where the proxy or proxy authorization form is to be delivered.**

REVOCABILITY OF PROXY

Any registered shareholder who has returned a proxy may revoke it at any time before it has been exercised. In addition to revocation in any other manner permitted by law, a proxy may be revoked by instrument in writing, including a proxy bearing a later date, executed by the registered shareholder or by his attorney authorized in writing or, if the registered shareholder is a corporation, under its corporate seal or by an officer or attorney thereof duly authorized. The instrument revoking the proxy must be deposited at the registered office of the Company, at any time up to and including the last business day preceding the date of the Meeting, or any adjournment thereof, or with the chairman of the Meeting on the day of the Meeting. **Only registered shareholders have the right to revoke a proxy. Non-Registered Holders who wish to change their vote must, at least 7 days before the Meeting, arrange for their respective Intermediaries to revoke the proxy on their behalf.**

VOTING SHARES AND PRINCIPAL HOLDERS THEREOF

The Company is authorized to issue 100,000,000 common shares without par value, of which 43,266,917 common shares are issued and outstanding.

Only the holders of common shares are entitled to vote at the Meeting and the holders of common shares are entitled to one vote for each common share held. Holders of common shares of record on the Record Date will be entitled to vote at the Meeting.

To the knowledge of the directors and senior officers of the Company, no shareholder beneficially owns shares carrying more than 10% of the voting rights attached to all shares of the Company.

ELECTION OF DIRECTORS

The directors of the Company are elected at each annual general meeting and hold office until the next annual general meeting or until their successors are appointed. In the absence of instructions to the contrary, the enclosed proxy will be voted for the nominees herein listed.

The Shareholders will be asked to pass an ordinary resolution to set the number of directors of the Company at three (3). Management of the Company proposes to nominate each of the following persons for election as a director.The following table sets out the names of the persons to be nominated for election as Directors, the positions and offices which they presently hold with the Company, their respective principal occupations or employments during the past five years if such nominee is not presently an elected Director and the number of shares of the Company which each beneficially owns, directly or indirectly, or over which control or direction is exercised as of the date of this Information Circular:

Name and Residence of Proposed Directors and Present Offices Held	Principal Occupation	Appointment Date	Number of Shares
Martin P. Cotter[1] Dublin, Ireland **President and Director**	Self-employed professional engineer. Director of the Company from 1996 to present.	January 29, 1996	**2,046,666** common shares
Neal Iverson[1] Vancouver, B.C. **Director**	Self-employed realtor with Western Mortgage Realty Corp.	September 26, 2001	nil
David G. Ashby Vancouver, B.C. **Nominee**	Barrister & Solicitor	Nominee	300,000 common shares

The above information was provided by the individual nominee.
(1) Member of the audit committee.

STATEMENT OF EXECUTIVE COMPENSATION

The following table sets forth the compensation paid by the Company to the President and Chief Executive Officer, Mr. Martin Cotter, in 2004 for services rendered to the Company for the periods indicated. The Company has only one named executive officer ("NEO").

Summary Compensation Table

NEO Name and Principal Position	Year	Annual Compensation			Long Term Compensation			All other compensation
		Salary ($)	Bonus ($)	Other Annual Compensation	Awards		Payouts	
					Securities Under Options/ SARs Granted	Restricted Shares or Restricted Share Units	LTIP Payouts ($)	
Martin P. Cotter	2004 2003 2002	72,000 72,000 60,000	Nil Nil Nil	Nil Nil Nil	1,000,000 500,000 500,000	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil

Stock Options Grant During 2004

The following table sets forth the options to purchase common shares of the Company granted during 2004 to the Named Executive Officers of the Company.

OPTIONS/SAR GRANTS DURING THE MOST RECENT COMPLETED FINANCIAL YEAR					
NEO Name	Securities Under Options/SARs Granted (#)	% of Total Options/SARs Granted to Employees in Financial Year	Exercise or Base Price ($/Security)	Market Value of Securities Underlying Options/SARs on the Date of Grant ($/Security)	Expiration Date
Martin P Cotter	1,000,000	31%	$0.15	$0.17	April 5, 2006

Stock Options Exercised During 2004

The following table sets forth information regarding the exercise of options to purchase common shares of the Company during 2004 by the Named Executive Officers of the Company and the values of such options and rights at the end of the financial year being December 31, 2004.

AGGREGATED OPTIONS/SARS EXERCISED DURING THE MOST RECENTLY COMPLETED FINANCIAL YEAR AND FINANCIAL YEAR-END OPTION/SAR VALUES FOR NAMED EXECUTIVE OFFICER				
Name	Securities Acquired on Exercise (#)	Aggregate Value Realized ($)	Unexercised Options/SARs at FY-End (1) Exercisable/ Unexercisable	Value of Unexercised in the-Money Options/SARs at FY-End ($) Exercisable/ Unexercisable
Martin Cotter	500,000	$10,000	1,000,000	$130,000

(1)   The closing price of the Company's shares on the Exchange as at December 31, 2004 $0.28 and at April 26, 2005 was $0.16

There are no compensatory plans or arrangements with respect to any Named Executive Officer resulting from the resignation, retirement or any other termination of employment of the officer's employment or from a changed of the Name Executive Officer's responsibilities following a change in control.

The Company and its subsidiaries have no employment contracts with any Named Executive Officers and there are no defined benefit or actuarial plans in place for any Named Executive Officers.

Directors of the Company

None of the Directors of the Company have received any cash compensation, directly or indirectly, for their services rendered during the most recently completed financial year of the Company other than the reimbursement of their expenses or as set out elsewhere in this Information Circular.

The Company does not have any non-cash compensation plans for its Directors and it does not propose to pay or distribute any non-cash compensation during the current financial year. During the most recently completed financial year ended December 31, 2004, the Company did not have a pension plan for its Directors, officers or employees.

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

The following table sets out, as of the end of the Company's fiscal year ended December 31, 2004, all required information with respect to compensation plans under which equity securities of the Company are authorized for issuance:

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted-average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))
Equity compensation plans approved by securityholders	330,000	$0.15	330,000
Equity compensation plans not approved by securityholders	nil	nil	nil
Total	330,000	$0.15	330,000

INDEBTEDNESS TO COMPANY OF DIRECTORS AND EXECUTIVE OFFICERS

There is no indebtedness of any director, executive officer, senior officer, proposed nominee for election as a director or associate of them, to or guaranteed or supported by the Company or any of its subsidiaries either pursuant to an employee stock purchase program of the Company or otherwise, during the most recently completed financial year.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

Since January 1, 2004, being the commencement of the Company's last completed financial year, none of the following persons, except as set out herein and below, has any material interest, direct or indirect, in any transaction or proposed transaction which has materially affected or will materially affect the Company or any of its subsidiaries:

(a) any director or executive officer of the Company;
(b) any shareholder holding, directly or indirectly, more than 10% of the voting rights attached to all the shares of the Company; and
(c) any associate or affiliate of any of the foregoing persons.

During the Company's financial year ended December 31, 2004, the Company paid or accrued $72,000 for management services to the President of the Company.

APPOINTMENT OF AUDITOR

Unless otherwise instructed, the proxies given pursuant to this solicitation will be voted for the reappointment of Davidson & Company, Chartered Accountants, of Vancouver, British Columbia, as auditor of the Company to hold office until the close of the next annual general meeting of the Company.

Davidson & Company, Chartered Accountants, were first appointed auditor of the Company at the annual general meeting of the Company held on April 12, 1999.

AUDIT COMMITTEE AND RELATIONSHIP WITH AUDITOR

Multilateral Instrument 52-110 of the Canadian Securities Administrators ("MI 52-110") requires the Company, as a venture issuer, to disclose annually in its Information Circular certain information concerning the constitution of its audit committee and its relationship with its independent auditor, as set forth in the following.

Audit Committee Charter

The audit committee is a committee of the board of directors of the Company that is independent of the Company's management and represents the interests of the Company's shareholders.

The audit committee is authorized by the board of directors to:

(a) oversee the process of selecting and appointing the Company's external auditor,
(b) oversee the conduct of the audit, and
(c) have primary responsibility for the relationship between the Company and its external auditor.

Responsibilities of the Audit Committee

The audit committee must:

(a) take reasonable steps, at the time the auditor's appointment is under consideration, to ensure that the auditor is independent of management of the Company in accordance with applicable standards,

(b) determine whether the audit fees charged by the auditor appear adequate in relation to the work required to support an audit opinion, without regard to fees that might be paid to the auditor for other services,

(c) meet with the auditor, regularly and when otherwise appropriate, without management present to determine whether there are any contentious issues between the auditor and management relating to the Company's financial disclosure and, if so, whether those issues have been resolved to the auditor's satisfaction,

(d) establish, and monitor compliance with, the Company's policies regarding (i) the auditor's providing services beyond the scope of the Company's audit, and (ii) the Company's hiring individuals formerly employed by the auditor to fill senior officer positions of the Company, and

(e) prepare annually a report describing the steps it has taken to ensure that the auditor is independent of management of the Company, including (i) the policies and procedures followed so that any contracts for non-audit services to be provided by the auditor do not compromise the auditor's independence, and (ii) the nature of any non-audit service contracts entered into and the amount of the related fees.

The Company's audit committee is comprised of three directors: Martin Cotter, Bruce Nurse and Neal Iverson. All audit committee members are "financially literate" (as defined in MI 52-110) and only Martin Cotter, the President, is not "independent".

Since the commencement of the Company's most recently completed financial year, the Company's Board of Directors has not failed to adopt a recommendation of the audit committee to nominate or compensate an external auditor.

Since the effective date of MI 52-110, the Company has not relied on the exemptions contained in sections 2.4 or 8 of MI 52-110. Section 2.4 provides an exemption from the requirements that the audit committee must pre-approve all non-audit services to be provided by the auditor, where the total amount of fees related to the non-audit services are not expected to exceed 5% of the total fees payable to the auditor in the fiscal year in which the non-audit services were provided. Section 8 permits a company to apply to a securities regulatory authority for an exemption from the requirements of MI 52-110, in whole or in part.

The audit committee has not adopted specific policies and procedures for the engagement of non-audit services. Subject to the requirements of MI 52-110, the engagement of non-audit services is considered by the Company's Board of Directors, and where applicable the audit committee, on a case-by-case basis.

In the following table, "audit fees" are billed by the Company's external auditor for services provided in auditing the Company's annual financial statements for the subject year. "Audit-related fees" are fees not included in audit fees that are billed by the auditor for assurance and related services that are reasonably related to the performance of the audit or review of the Company's financial statements. "Tax fees" are fees billed by the auditor for professional services rendered for tax compliance, tax advice and tax planning. "All other fees" are fees billed by the auditor for products and services not included in the foregoing categories.

The fees paid by the Company to its auditor in each of the last two fiscal years, by category, are as follows:

Financial Year Ending	Audit Fees	Audit Related Fees	Tax Fees	All Other Fees
December 31, 2003	$15,000	Nil	Nil	Nil
December 31, 2004	$14,000	Nil	Nil	Nil

The Company is relying on the exemption provided by section 6.1 of MI 52-110 which provides that the Company, as a venture issuer, is not required to comply with Part 3 (Composition of the Audit Committee) and Part 5 (Reporting Obligations) of MI 52-110.

MANAGEMENT CONTRACTS

There are no management functions of the Company or a subsidiary thereof, which are to any substantial degree performed by a person other than the directors or senior officers of the Company or a subsidiary thereof.

PARTICULARS OF OTHER MATTERS TO BE ACTED UPON

(a) Alterations to Company's Notice of Articles and Articles

On March 29, 2004, the new British Columbia *Business Corporations Act* ("BCA") was proclaimed, replacing the preexisting British Columbia *Company Act*. Accordingly, the Company is now subject to the BCA, and no longer governed by the *Company Act*. The BCA is a more modern corporate statute, and is designed to provide greater flexibility and efficiency for British Columbia companies.

In accordance with the BCA, the Company must file a transition application with the Registrar of Companies, the principal element of which involves replacing the Company's memorandum with a new form designated a Notice of Articles. Once the Company has filed its transition application, it may alter its Notice of Articles and adopt a new form of articles to take advantage of the greater flexibility and efficiency inherent in the BCA, and to make its articles consistent with the terminology and certain provisions of the BCA.

The Company is proposing to alter its Notice of Articles to remove the application of certain provisions prescribed in the BCA called the pre-existing company provisions ("PCPs"). The PCPs are statutory provisions intended to preserve the application of certain provisions of the *Company Act* to companies formed under the *Company Act* until the shareholders pass a special resolution making them inapplicable. Because the Company is a reporting issuer, the only significant PCP that is applicable is the requirement that a special resolution be approved by not less than three quarters of the votes cast, as opposed to the two-thirds majority applicable under the BCA. Removal of the PCPs will allow a special resolution of the Company to be approved by a two-thirds majority vote, which will provide the Company with greater flexibility for future corporate activities and be consistent with companies in other jurisdictions.

At the Meeting, shareholders will be asked to approve a special resolution altering the Notice of Articles to remove the application of the PCPs. The text of the special resolution to be considered and, if thought fit, approved at the Meeting is as follows:

"BE IT RESOLVED AS A SPECIAL RESOLUTION THAT:

1.   The Notice of Articles of the Company be altered to remove the application of the pre-existing company provisions, as provided for in the British Columbia *Business Corporations Act*, and the Company's Notice of Articles be altered accordingly.

2.   Any one director or officer of the Company be and is hereby authorized to do all things and execute all instruments necessary or desirable to give effect to this special resolution, including without limitation filing a certified copy of this special resolution and a notice of alteration of the Notice of Articles with the British Columbia Registrar of Companies.

3.   Notwithstanding that this special resolution has been duly passed by the shareholders of the Company, the directors of the Company be and are hereby authorized and empowered to revoke this resolution at any time prior to the effective date hereof, and to determine not to proceed with the alteration to the Notice of Articles without further approval of the shareholders of the Company."

Approval of the special resolution will require the affirmative votes of the holders of not less than 75% of the votes cast at the Meeting in respect thereof. As set out in the text of the special resolution, notwithstanding its approval, the board of directors may determine not to proceed with the alteration to the Notice of Articles at any time prior to its effective date.

Management of the Company recommends that shareholders vote in favour of the special resolution altering the Notice of Articles to delete the PCPs, and the persons named in the enclosed form of proxy intend to vote for the approval of the resolution at the Meeting unless otherwise directed by the shareholders appointing them.

In addition to deleting the PCPs, the Company is proposing to delete its existing articles in their entirety and replace them with a new set of articles. The new set of articles will make the Company's articles consistent with the terminology and provisions of the BCA. Most of the changes in the new form of articles are minor in nature, and will not affect shareholders or the day-to-day administration of the Company. However, there are several changes of note:

1.   The directors will be able to approve a change of name of the Company without the necessity of obtaining shareholder approval.

2.   The directors can set the location of the Annual General Meeting outside the province.

3.   The requirement for a pro rata purchase of the shares of the Company will be deleted.

A copy of the proposed new articles of the Company will be available for inspection at the Meeting and at the Company's office, located at 700 – 595 Howe Street, Vancouver, British Columbia, during regular business hours up to the day before the Meeting.

At the Meeting, shareholders will be asked to approve a special resolution deleting the existing articles of the Company in their entirety and replacing them with the new form of articles. The text of the special resolution to be considered and, if thought fit, approved at the Meeting is as follows:

"BE IT RESOLVED AS A SPECIAL RESOLUTION THAT:

1.   The existing articles of the Company be deleted in their entirety, and the form of articles presented to the shareholders at the special and annual general meeting of the Company, a copy of which is attached as Schedule A hereto, be adopted as the articles of the Company.

2.   Any one director or officer of the Company be and is hereby authorized to do all things and execute all instruments necessary or desirable to give effect this special resolution, including without limitation delivering a certified copy of this special resolution to the British Columbia Registrar of Companies.

3.   Notwithstanding that this special resolution has been duly passed by the shareholders of the Company, the directors of the Company be and are hereby authorized and empowered to revoke this resolution at any time prior to the effective date hereof, and to determine not to proceed with the alteration of the articles of the Company without further approval of the shareholders of the Company."

Approval of the special resolution will require the affirmative votes of the holders of not less than 75% of the votes cast at the Meeting in respect thereof. As set out in the text of the special resolution, notwithstanding its approval, the board of directors may determine not to proceed with the alteration of the articles at any time prior to its effective date.

Management of the Company recommends that shareholders vote in favour of the special resolution altering the articles of the Company, and the persons named in the enclosed form of proxy intend to vote for the approval of the resolution at the Meeting unless otherwise directed by the shareholders appointing them.

(b)   Reaffirm Stock Option Plan

During the next year, the Company may grant additional stock options pursuant to its existing Incentive Stock Option Plan (the "Plan"), subject to all necessary regulatory approvals. Under the current policy of the TSX Venture Exchange (the "Exchange"), shareholder approval of the Plan is required on an annual basis. Under the Exchange's Policy 4.4, governing stock options, all issuers are required to adopt a stock option plan pursuant to which stock options may be granted. The Plan is limited to 10% of the issued shares of the Company at the time of any granting of options (on a non-diluted basis). This is constituted as a "rolling" as opposed to a "fixed number" plan. Any previously granted options are governed by the Plan, and if any options granted expire or terminate for any reason without having been exercised in full, the unpurchased shares shall again be available under the Plan.

Options must be issued only on terms acceptable to the Exchange and the Plan complies with the requirements of Exchange Policy 4.4 for Tier 2 issuers.

A copy of the Plan is available for review at the offices of the Company or the registered offices of the Company, at Suite 700 – 595 Howe Street, Vancouver, BC, V6C 2T5 during normal business hours up to and including the date of the Meeting.

The Company is asking shareholders to approve the following resolutions:

"BE IT RESOLVED that, subject to regulatory approval:

1. the Company's stock option plan (the "Plan") be and it is hereby affirmed and approved;

2. the board of directors be authorized to grant options under and subject to the terms and conditions of the Plan, which may be exercised to purchase up to 10% of the issued common shares of the Company as at the time of grant;

3. the directors and officers of the Company be authorized and directed to perform such acts and deeds and things and execute all such documents, agreements and other writings as may be required to give effect to the true intent of these resolutions."

OTHER MATTERS

The management of the Company is not aware of any other matter to come before the Meeting other than as set forth in the Notice of the Meeting. If any other matter properly comes before the Meeting, it is the intention of the persons named in the enclosed Form of Proxy to vote the shares represented thereby in accordance with their best judgment on such matter.

ADDITIONAL INFORMATION

Additional information relating to the Company is on SEDAR at www.sedar.com. Financial information relating to the Company is provided in the Company's comparative financial statements and MD&A for the financial year ended December 31, 2004.

Shareholders may contact the Company to request copies of financial statements and MD&A at the following address:

Suite 700 – 595 Howe Street, Vancouver, British Columbia, Canada V6C 2T5

CERTIFICATE

The content and sending of this information circular has been approved by the Company's board of directors.

The foregoing contains no untrue statement of a material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in the light of the circumstances in which it was made.

Dated as of the 29th day of April, 2005

"Martin Cotter"
Martin Cotter, President

PROXY

Type of Meeting:	**SPECIAL AND ANNUAL GENERAL MEETING**
Name of Company:	**PORTRUSH PETROLEUM CORPORATION**
Meeting Date:	**May 31, 2005**
Meeting Time:	**10:00 AM**
Meeting Location:	**3rd Floor, 645 HOWE STREET, VANCOUVER, BC**

The undersigned Shareholder of the Company hereby appoints Neal Iverson, a director of the Company, or failing him, Martin Cotter, the President of the Company, or _____ as proxyholder for and on behalf of the shareholder with the power of substitution to attend, act and vote for and on behalf of the shareholder in respect of all matters that may properly come before the meeting of the shareholders of the Company and at every adjournment thereof, to the same extent and with the same powers as if the undersigned shareholder were present at the said meeting, or any adjournment thereof.

Resolutions (for full detail of each item, please see the enclosed notice of meeting)

Notes:

The undersigned shareholder hereby revokes any proxy previously given to attend and vote at said meeting.

Please sign here: _____

Please print name: _____

Date: _____

This proxy form is not valid unless it is signed and dated. If someone other than the shareholder of the Company signs this proxy form on behalf of the named shareholder of the Company, documentation acceptable to the Chairman of the meeting must be deposited with this proxy form, authorizing the signing person to do such.

To be represented at the meeting, this proxy form must be received by mail or by fax no later than forty-eight ("48") hours excluding Saturdays and holidays prior to the time of the meeting at the offices of either Computershare Trust Company of Canada, Proxy Department, 100 University Avenue, 9th Floor, Toronto, ON M5J 2Y1, Fax: Within North America: 1-866-249-7775 Outside North America: (416) 263-9524 or with the Registered Office of the Company, at Suite 700, 595 Howe Street, Vancouver, British Columbia, V6C 2T5, fax number (604) 687-5960.

		For	Against
1.	Fix Number of Directors at 3	☐	☐
2.	Elect the following as directors:	For	Withhold Vote
	a. Martin Cotter	☐	☐
	b. Neal Iverson	☐	☐
	c. David Ashby	☐	☐
		For	Against
3.	Appointment of Auditor	☐	☐
4.	Approve alteration of Notice of Articles	☐	☐
5.	Approve adoption of a new form of Articles	☐	☐
6.	Approve Stock Option Plan	☐	

[   ]

1. **This Proxy is solicited by the Management of the Company.**

2. a. *If the shareholder wishes to attend the meeting to vote on the resolutions in person*, please register your attendance with the Company's scrutineers at the meeting.

   b. *If the shareholder has its securities held by its financial institution and wishes to attend the meeting to vote on the resolutions in person*, please cross off the management appointee name or names, insert the shareholder's name in the blank space provided, do not indicate a voting choice by any resolution, sign and date the proxy form and return the proxy form. At the meeting a vote will be taken on each of the resolutions as set out on this proxy form and the shareholder's vote will be counted at that time.

3. *If the shareholder cannot attend the meeting but wishes* to vote on the resolutions, the shareholder can *appoint another person*, who need not be a shareholder of the Company, to vote according to the shareholder's instructions. To appoint someone other than the person named, please cross off the management appointee name or names and insert your appointed proxyholder's name in the space provided, sign and date the proxy form and return the proxy form. Where no choice on a resolution is specified by the shareholder, this proxy form confers discretionary authority upon the shareholder's appointed proxyholder. This proxy form does not confer authority to vote for the election of any person as a Director of the Company other than those persons named in the accompanying Information Circular.

4. *If the shareholder cannot attend the meeting but wishes* to vote on the resolutions and to *appoint one of the management appointees* named, please leave the wording appointing a nominee as shown, sign and date the proxy form and return the proxy form. Where no choice is specified by a shareholder on a resolution shown on the proxy form, a nominee of management acting as proxyholder will vote the securities as if the shareholder had specified an affirmative vote.

5. The securities represented by this proxy form will be voted or withheld from voting in accordance with the instructions of the shareholder on any ballot of a resolution that may be called for and, if the shareholder specifies a choice with respect to any matter to be acted upon, the securities will be voted accordingly. With respect to any amendments or variations in any of the resolutions shown on the proxy form, or matters which may properly come before the meeting, the securities will be voted by the nominee appointed and the nominee in its sole discretion sees fit.

6. If a non-registered shareholder returns the proxy form but subsequently decides to attend the meeting to vote in person, the shareholder must revoke the first proxy form by sending a properly completed new proxy form in accordance with the foregoing instructions, with the management appointee names crossed off and the shareholder's name inserted in the blank.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

Portrush Petroleum Corporation -- SEC File No. 0-27768
(Registrant)

Date: September 23, 2005   By: /s/ Neal Iverson
                                 Neal Iverson, Director/Corporate Secretary